Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets

(unaudited) U.S. dollars

	September 30, 2005	December 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 46,232,985**	$ 41,848,986
Value-added tax and other current assets	**720,539**	640,244
	46,953,524	42,489,230
Mineral properties and deferred		
expenditures *(Notes 3 and 7)*	**51,911,465**	47,355,378
Property, plant and equipment	**435,960**	416,464
Other assets	**31,879**	32,028
Total assets	**$ 99,332,828**	$ 90,293,100
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued		
liabilities *(Notes 3 and 4)*	**$ 1,075,747**	$ 738,384
Asset retirement obligation *(Note 5)*	**217,995**	203,818
Total liabilities	**1,293,742**	942,202
Shareholders' equity *(Note 6)*:		
Share capital – 83,239,454 common shares		
(2004: 82,687,043)	**108,024,724**	107,661,917
Contributed surplus	**1,484,464**	–
Warrants	**5,889,375**	7,373,839
Stock options	**1,424,941**	1,043,156
Deficit	**(18,784,418)**	(26,728,014)
	98,039,086	89,350,898
Total liabilities and shareholders' equity	**$ 99,332,828**	$ 90,293,100

Contingencies *(Note 7)*

The accompanying notes are an integral part of these consolidated interim financial statements.

Consolidated Statements of Operations and Deficit

(unaudited) U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	**2005**	2004
Interest income	$ **238,437**	$ 184,703	$ **703,215**	$ 683,977
Income from option payments *(Note 3)*	**8,349,264**	100,000	**8,349,264**	300,000
	8,587,701	284,703	**9,052,479**	983,977
General and administrative expense	**316,203**	350,652	**1,407,513**	1,087,571
Exploration expense	**92,940**	56,835	**183,424**	186,585
Stock-based compensation expense	**59,635**	17,035	**286,490**	89,496
Write-down of mineral properties and deferred expenditures	**–**	34,959	**–**	34,959
Interest expense	**–**	–	**–**	40,260
Reclamation and closure costs	**–**	–	**–**	17,368
Foreign exchange gain	**(1,575,491)**	(1,851,729)	**(892,471)**	(368,577)
	(1,106,713)	(1,392,248)	**984,956**	1,087,662
Income (loss) before income taxes	**9,694,414**	1,676,951	**8,067,523**	(103,685)
Income tax provision *(Note 3)*	**30,645**	27,034	**123,927**	110,286
Net income (loss) for the period	**9,663,769**	1,649,917	**7,943,596**	(213,971)
Deficit at beginning of period as previously reported	**(28,448,187)**	(29,960,364)	**(26,728,014)**	(27,695,861)
Stock-based compensation expense	**–**	–	**–**	(400,615)
Deficit at beginning of period as restated	**(28,448,187)**	(29,960,364)	**(26,728,014)**	(28,096,476)
Deficit at end of period	**$(18,784,418)**	$(28,310,447)	**$(18,784,418)**	$(28,310,447)
Basic and diluted net income (loss) per share	$ **0.12**	$ 0.02	$ **0.10**	$ –
Weighted average number of common shares outstanding	**82,943,531**	82,481,269	**82,847,124**	82,315,259

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows

(unaudited) U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005	2004	**2005**	2004
Cash Flows Provided From (Used in) Operating Activities				
Net income (loss) for the period	**$ 9,663,769**	$ 1,649,917	**$ 7,943,596**	$ (213,971)
Non-cash items:				
Depreciation and amortization	**2,378**	3,572	**8,786**	9,385
Stock-based compensation expense	**59,635**	17,035	**286,490**	89,496
Interest expense	**–**	–	**–**	40,260
Common share contribution to retirement plan	**4,920**	6,232	**9,710**	17,281
Write-down of mineral properties and deferred expenditures	**–**	34,959	**–**	34,959
Foreign exchange gain on foreign cash held	**(1,575,491)**	(1,851,729)	**(892,471)**	(368,577)
Cash provided from (used for) working capital and other assets:				
Value-added tax and other current assets	**(194,058)**	(408,489)	**(80,295)**	(1,022,122)
Other assets	**–**	1,738	**–**	–
Accounts payable and accrued liabilities	**(186,420)**	(94,293)	**59,587**	(123,025)
Reclamation and closure cost obligation	**–**	–	**–**	(29,796)
	7,774,733	(641,058)	**7,335,403**	(1,566,110)
Cash Flows Provided From (Used for) Investing Activities				
Mineral properties and deferred expenditures	**(2,551,191)**	(1,790,941)	**(5,761,978)**	(9,955,494)
Mineral properties and deferred expenditures applied to income from option payments	**1,650,736**	–	**1,650,736**	–
Mineral property acquisition costs, net of cash acquired	**–**	–	**–**	(5,000,000)
Payment to acquire royalty	**–**	–	**–**	(2,250,000)
Payments to acquire property, plant and equipment	**(74,031)**	(8,681)	**(79,951)**	(253,138)
	(974,486)	(1,799,622)	**(4,191,193)**	(17,458,632)
Cash Flows Provided From (Used for) Financing Activities				
Proceeds from exercise of warrants	**–**	–	**–**	400,230
Proceeds from exercise of stock options	**210,562**	–	**347,318**	251,515
Repayment of note payable	**–**	–	**–**	(200,100)
Repayment of acquisition debt	**–**	–	**–**	(6,000,000)
	210,562	–	**347,318**	(5,548,355)
Foreign Exchange Gain on Foreign Cash Held	**1,575,491**	1,851,729	**892,471**	368,577
Increase (decrease) in cash and cash equivalents	**8,586,300**	(588,951)	**4,383,999**	(24,204,520)
Cash and cash equivalents, beginning of period	**37,646,685**	42,494,487	**41,848,986**	66,110,056
Cash and cash equivalents, end of period	**$46,232,985**	$41,905,536	**$46,232,985**	$41,905,536
Cash and Cash Equivalents:				
Cash on hand and balances with banks	**$ 903,739**	$ 509,696	**$ 903,739**	$ 509,696
Short-term investments	**45,329,246**	41,395,840	**45,329,246**	$41,395,840
Non-cash Investing and Financing Activities:				
Value of stock options capitalized as mineral properties and deferred expenditures	**(55,596)**	63,177	**95,295**	493,201
Non-cash Financing and Operating Activities:				
Common shares issued to reduce retirement plan obligation	**–**	6,232	**5,779**	17,281
Interest Payments	**–**	–	**–**	–
Income Tax Payments	**13,157**	30,000	**113,972**	110,286

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to Consolidated Financial Statements

(unaudited) U.S. dollars

1. Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, with the following exception:

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

2. Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in North and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7). In September 2005, the Company received the annual project explosives permit for 2005. The 2005 permit restricts the use of explosives to land owned by the Company, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required.

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited (formerly with Noranda Inc.), and is pursuing various other exploration projects in North and South America.

3. Mineral Properties and Deferred Expenditures

	Cerro San Pedro, Mexico	El Morro, Chile	Rio Figueroa, Chile	Other Projects, Chile	Southwest Alaska, Aleutian Islands, USA	Total
Balance at Dec. 31, 2004	$45,215,225	$1,639,589	$ 491,038	$ 9,526	$ –	$47,355,378
Mineral properties	–	–	218,658	3,471	250,511	472,640
Deferred expenditures	4,733,178	23,248	895,705	–	82,052	5,734,183
Costs applied to option proceeds	–	(1,650,736)	–	–	–	(1,650,736)
Balance at Sept. 30, 2005	$49,948,403	$ 12,101	$1,605,401	$12,997	$332,563	$ 51,911,465

On March 30, 2005, the Company extended its Standby Agreement (the "Agreement") with Washington Group International ("Washington") in order to retain Washington's construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provided for the Company to make monthly payments to Washington of $138,000 through August 2005.

In addition, the Agreement required the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. The Agreement has been extended on a month-to-month basis through November 30, 2005.

In September 1999, the Company entered into an exploration agreement with Falconbridge that provided for Falconbridge to earn a 70% interest in the El Morro copper and gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million, which was achieved in 2003, and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received the $10 million payment from Falconbridge which resulted in Falconbridge earning a 70% interest in the El Morro project. Mineral property and deferred exploration costs incurred by the Company through August 31, 2005 totaling $1,650,736 have been applied to the $10 million payment, resulting in income from option payments of $8,349,264 during the three month and nine month periods ended September 30, 2005. It is anticipated that the taxable gain attributable to the $10 million payment will be offset by tax loss carryforwards not previously recognized.

On September 2, 2005, the Company entered into an option agreement that provides for the Company to earn a 65% interest in grass roots exploration properties located in Southwest Alaska and the Aleutian Islands by making $4.75 million in total expenditures over a five-year period. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

4. Related Party Transactions

In June 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at a rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $9,000 as of September 30, 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred corporate advisory fees pursuant to this agreement totaling $21,000 during the nine months ended September 30, 2005, resulting in an amount owed to the director of $33,000 as of September 30, 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $16,500.

5. Asset Retirement Obligation

The Company's mining permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $217,995 at September 30, 2005, of which $25,640 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company's September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6. Share Capital

a) Common shares issued and outstanding

	Shares	Amount
Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	540,500	347,318
Shares issued for retirement plan	11,911	15,489
Balance at September 30, 2005	83,239,454	$108,024,724

b) Warrants

As of September 30, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:

Expiry Date	Exercise Price (Cdn$)	Outstanding at Dec. 31, 2004	Exercised	Expired	Outstanding at Sept. 30, 2005
Mar. 11, 2005	$2.00	5,049,000	–	(5,049,000)	–
Dec. 11, 2008	3.10	19,350,000	–	–	19,350,000
		24,399,000	–	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.

c) Stock options

As of September 30, 2005, the Company has outstanding stock options to purchase 2,620,000 common shares as follows:

	Weighted Average Exercise Price (Cdn$)	Number Outstanding	Amount (US$)
Balance at December 31, 2004	$1.36	2,535,500	$1,043,156
Granted	1.59	830,000	366,855
Exercise of options (granted prior to January 1, 2002)	0.77	(540,500)	–
Expiration of options (granted prior to January 1, 2002)	2.87	(75,000)	–
Expiration of options (granted subsequent to January 1, 2002)	1.63	(130,000)	(94,414)
Vesting of options (granted January 1, 2002 to December 31, 2004)	–	–	109,344
Balance at September 30, 2005	$1.48	2,620,000	$1,424,941
Exercisable at September 30, 2005	$1.42	1,946,666	

The aggregate fair value of options granted during the nine months ended September 30, 2005 was $678,957.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005
Risk-free interest rate (Canada)	3.2% to 3.7%
Expected dividend yield	0.0%
Expected price volatility of the Company's common shares	65% to 66%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

7. Contingencies

a) The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the "Project") that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b) In August 2004, the Company received notification that a Mexican Federal Court issued a ruling which nullified the Company's Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or environmental permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, a Mexican Appeals Court revoked the August 2004 MIA nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform with current environmental laws.

In May 2005, the Company entered into an agreement with a law firm to lobby on behalf of MSX to overturn the MIA nullification judgment. The agreement provided that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company would pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of notice of nullification. Although the law firm had not met all of the requirements necessary to earn the $1.5 million as of the September 2nd deadline, the Company agreed to make a payment of $300,000 in October 2005 for services rendered under the agreement. The Company is negotiating with the law firm to amend and extend the agreement.

c) In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for its Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.

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